SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PolarityTE, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

731094108
(CUSIP Number)

Liad Meidar
Gatemore Capital Management LLP
33 Cavendish Square
London W1G 0PW
+44 (0) 207 580 0300

Aneliya Crawford
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Gatemore Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,928,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,928,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,928,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 731094108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Liad Meidar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,928,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,928,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,928,753 shares of Common Stock (including 500,000 shares of Common Stock issuable upon the exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 731094108	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $3,478,165 to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Gatemore Fund.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby and amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 38,463,599 shares of Common Stock outstanding as of May 7, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 11, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock reported herein effected since the filing of the Original Schedule 13D is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

CUSIP No. 731094108	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2020

GATEMORE CAPITAL MANAGEMENT LLP

By:	/s/ Liad Meidar
Name:	Liad Meidar
Title:	Managing Partner

/s/ Liad Meidar
LIAD MEIDAR

CUSIP No. 731094108	SCHEDULE 13D/A	Page 6 of 6 Pages

Annex A

Transactions in the Shares of Common Stock of the Issuer Since the Filing of the Original
Schedule 13D

The following tables set forth all transactions in the shares of Common Stock reported herein effected since the filing of the Original Schedule 13D. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

6/4/2020	20,967	1.10
6/5/2020	175,063	1.15
6/8/2020	53,970	1.15
6/22/2020	39,810	1.27
6/23/2020	12,398	1.27
6/24/2020	97,792	1.27